Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Our Board announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares, par value US$0.0025 per share (the “Ordinary Shares”), to vote and attend our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Wednesday, November 10, 2021, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to vote and attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, November 10, 2021, Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to vote and attend the General Meeting.

Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs, and representing our Ordinary Shares may attend, but may not vote, at the General Meeting. Holders of ADSs as of close of business on Wednesday, November 10, 2021, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to instruct Deutsche Bank Trust Company Americas, the holder of record of Ordinary Shares represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Deutsche Bank Trust Company Americas, as depositary of the ADSs, will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the amount of Ordinary Shares represented by the ADSs in accordance with the instructions that it has properly received from ADS holders. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Ordinary Shares on Wednesday, November 10, 2021, New York time, such holder of ADSs will not be able to instruct Deutsche Bank Trust Company Americas, as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Ordinary Shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued and provided to holders of our Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
Autohome Inc. Mr. Quan Long
Director, Chairman and Chief Executive Officer

Hong Kong, October 27, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Quan Long, Mr. Jun Lu, Dr. Jing Xiao and Mr. Zheng Liu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only

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